SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the plan year ended December 31, 2017
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to __________

Commission file number 1-12084

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
LIBBEY INC. RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Libbey Inc.
300 Madison Ave.
Toledo, Ohio 43604

Libbey Inc. Retirement Savings Plan

Financial Statements and Supplemental Schedules

Years Ended December 31, 2017 and 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of
Libbey Inc. Retirement Savings Plan
Toledo, OH

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Libbey Inc. Retirement Savings Plan (the "Plan") as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules of delinquent participant contributions and assets (held at end of year) as of December 31, 2017 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Detroit, MI
June 15, 2018

We have served as the auditor of the Plan since 2016.

Libbey Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2017	2016
Assets
Investments at fair value	$110,946,585	$101,903,917
Notes receivable from participants	1,483,533	1,547,068
Employer and participant contributions receivable	499	—
Net assets available for benefits	$112,430,617	$103,450,985

See accompanying notes to the financial statements.

Libbey Inc. Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2017

Additions
Investment income:
Interest and dividends	$5,026,109
Net appreciation in fair value of investments	6,058,562
Total investment income	11,084,671

Interest income on notes receivable from participants	68,180
Contributions:
Participants	4,826,296
Employer	2,637,752
Total contributions	7,464,048

Total additions	18,616,899

Deductions
Participant withdrawals or benefits paid directly to participants	(9,564,208)
Administrative expenses	(75,956)
Total deductions	(9,640,164)

Net increase in assets available for benefits prior to transfer	8,976,735

Net transfer from Libbey Inc. Supplemental Retirement Plan	2,897

Net increase in assets available for benefits	8,979,632

Net assets available for benefits:
Beginning of year	103,450,985
End of year	$112,430,617

See accompanying notes to the financial statements.

Libbey Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2017

1. Description of Plan

General

The Libbey Inc. Retirement Savings Plan (the Plan) was adopted by Libbey Inc. (the Company) for the benefit of eligible salary and non-union hourly employees. The Plan was amended and restated on January 28, 2013 which was effective as of January 1, 2013.

The Plan is a defined contribution plan that provides eligible employees the opportunity to make pretax and/or after-tax contributions, in specific percentages, within guidelines established by the Libbey Inc. Employee Benefits Committee (the Committee). The Plan is administered by the Committee, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Participant contributions are limited to 50% of their eligible wages and are immediately 100% vested. Contributions are allocated at the participant’s discretion among the various investment options from 1% to 100%, with no limit on the number of options selected. A participant may elect to change the percentage of eligible compensation to be contributed, and any such changes shall be effective as soon as administratively feasible.

The Company contributes to the Plan on behalf of each participant an amount equal to 100% of the participant’s first 6% of pretax contributions not to exceed 6% of the participant’s eligible compensation. Company matching contributions are allocated to investments based on the participant’s deferral elections. Company matching contributions are immediately 100% vested. The Plan automatically enrolls newly eligible participants; however, participants can elect to opt out of automatic enrollment.

Within certain limitations of the Internal Revenue Code (IRC), a participant may also transfer into the Plan by making a rollover contribution from another qualified plan.

Participants may transfer their existing fund balances among the various investment funds daily, with some limitations.

The above information is intended as a general description of the Plan’s operating guidelines. Reference should be made to the plan document for more specific provisions, including benefit payments.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination, the entire interest of each participant’s account is distributed to the participants.

Assets in Trust

At December 31, 2017 and 2016, Great-West Trust Company, LLC was the Plan's Trustee, and the Bank of New York Mellon was the sub-custodian of the Libbey stock fund. The Plan utilizes record keeping services from Great-West Financial Retirement Plan Services which is branded as Empower Retirement.

Investments

Participants may direct the investment of their contribution, the Company's matching contribution and their account balances into various investment options offered by the Plan and may change investments and transfer amounts between funds daily, within certain limitations. The Plan offers over 25 different mutual funds across several asset categories including US and International equities and fixed income funds, through nine registered investment companies, and Libbey Inc. common stock.

Libbey Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

Distributions of Benefits

Distribution of vested benefits may be made upon the occurrence of any one of the following:

•	In-service withdrawal on or after attainment of age 59-1/2;

•	Total and permanent disability, as defined in the Plan, of the participant;

•	Death of the participant;

•	Termination of employment; or

•	Financial hardship that complies with IRS regulations.

Benefits due upon death are generally paid in a lump sum or installments. Death benefits are based on amounts in the participants’ accounts. Benefits due upon termination, withdrawal, or disability are paid in a lump sum or installments, as applicable, and are based on vested amounts in the participants’ accounts.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's matching contributions and their respective share of investment fund earnings (losses) and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the value of the participant's account.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Payment of Benefits

Benefit payments to participants are recorded when paid. There were no participants, who elected to withdraw from the Plan, but had not yet been paid at December 31, 2017.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion on fair value measurements.
The Plan holds indirect investments in fully benefit-responsive investment contracts through the JP Morgan Stable Asset Income Fund. A plan participant's partial or full withdrawal or transfer of their investment in the JP Morgan Stable Asset Income Fund is valued at an amount which represents contributions made, plus earnings, less participant withdrawals and administrative expenses.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Company Stock

At December 31, 2017 and 2016, the Plan held $3,536,722 and $8,275,782, respectively, of Libbey Inc. common stock which represented approximately 3% and 8%, respectively, of net assets available for benefits. Dividends paid or deemed paid constitute applicable dividends per the IRC. During the year ended December 31, 2017, the Plan received dividend income of $207,319 from Libbey Inc.

Libbey Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee votes any unallocated shares per provisions of the Plan. Participants have the same voting rights in the event of a tender or exchange offer.

Per provisions of a 2015 Plan amendment, the Company implemented a 20% limit on investments in Libbey Inc. common stock on July 1, 2016, to ensure portfolio diversity. Any contribution amount over 20% is redirected to the Plan's default fund, the JP Morgan SmartRetirement target date funds, based on the participant's age. A maximum of 20% of each participant's account balance can be invested in Libbey Inc. common stock. The participant is unable to transfer additional investments into the stock fund if Libbey Inc. common stock is more than 20% of the participant's account balance, or would be more than 20% as a result of the transfer. In addition, there is a 20% cap on future contributions to purchase Libbey Inc. common stock. At implementation on July 1, 2016, participants were not required to sell any shares of Libbey Inc. common stock greater than 20% of their account balance.

Plan Expenses

The Plan's administrative expenses are paid by either the Plan or the Company, as provided by the Plan's provisions. Administrative expenses paid by the Plan include recordkeeping, consulting and trustee fees. Expenses relating to purchases, sales or transfers of the Plan's investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Transfers

Along with the Plan, the Company sponsors a defined contribution plan for union hourly employees. If employees change their status during the year, their account balances are transferred into or from the Libbey Inc. Supplemental Retirement Plan.

Excess Contributions Payable

The Plan is required to re-characterize or return contributions received during the Plan year in excess of the IRC limits.

Libbey Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements

In accordance with ASC 820, Fair Value Measurement, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

•	Level 1 — Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

•
Level 2 — Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•
Level 3 — Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan:

•	Registered investment companies: Valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end.

•	Common stock: Valued at the closing price reported in the active market in which the individual securities are traded.

•
Common collective trusts: Valued at the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of units outstanding.

There have been no changes in the methodologies used at December 31, 2017 and 2016. For the year ended December 31, 2017, there were no transfers between levels.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis as of December 31, 2017 and 2016 (Level 1, 2, and 3 inputs are defined above) are as follows:

	Fair Value Measurements Using Input Type December 31, 2017
	Level 1	Level 2	Level 3	Total
Registered investment companies	$100,462,998	$—	$—	$100,462,998
Libbey Inc. common stock	3,536,722	—	—	3,536,722
Total investments in the fair value hierarchy	$103,999,720	$—	$—	103,999,720
Common collective trust measured at NAV (a)				6,946,865
Total investments				$110,946,585

Libbey Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

	Fair Value Measurements Using Input Type December 31, 2016
	Level 1	Level 2	Level 3	Total
Registered investment companies	$86,320,615	$—	$—	$86,320,615
Libbey Inc. common stock	8,275,782	—	—	8,275,782
Total investments in the fair value hierarchy	$94,596,397	$—	$—	94,596,397
Common collective trust measured at NAV (a)				7,307,520
Total investments				$101,903,917
___________________________________

(a)
Represents investments in a common collective trust. The JP Morgan Stable Asset Income Fund invests in high quality fixed income portfolios combined with investment contracts called “benefit responsive wraps” issued by other insurance companies. There are no unfunded commitments at December 31, 2017. The Plan may terminate its interest in the JP Morgan Stable Asset Income Fund at any time as long as the funds will not be invested in an investment option determined by JPMorgan Chase Bank, N.A. to be a competing fund. Complete or partial withdrawals must be given in writing not less than 30 days prior to the valuation date, upon which the withdrawal is to be effected, as determined by the fund (see Note 2). As previously discussed in Note 2, the JP Morgan Stable Asset Income Fund is presented at fair value which is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan.

4. Notes Receivable from Participants

The Plan permits participants to borrow up to a maximum of $50,000, or 50%, of their investment balance once their investment balance reaches $1,000. Loans are made subject to certain conditions and limitations specified in the plan document and are repaid in semi-monthly or weekly installments, including interest, over periods of between one to five years or up to 10 years for the purchase of a primary residence. A participant is entitled to a maximum of two loans; however, the loans must be initiated 12 months apart. Participant loans are collateralized by their account balances. The rate at which loans bear interest is established at the inception of the borrowing, based on the prime rate then being charged by the Trustee plus 1%. Repayments of loans, including the interest portion thereof, are reinvested on the participants’ behalf in accordance with their current choice of investment options. If a participant terminates employment from the Company, the participant must make arrangements with the record keeper to pay off the loan, otherwise it will be treated as a distribution to the participant after 90 days.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated May 1, 2014, stating that the Plan is qualified under Section 401(a) of the IRC and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and therefore, believes the Plan is qualified and the related trust is tax-exempt.
U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2014.

Libbey Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

6. Related-Party Transactions

As described in Note 2, the Plan invests in Libbey Inc. common stock. In addition, certain plan investments are shares of mutual funds managed by Harbor Capital Advisors, the investment advisors of various defined benefit pension plans of the Company. The investments in Libbey Inc. common stock and mutual funds managed by Harbor Capital Advisors qualify as party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8. Nonexempt Party-In-Interest Transactions

The Company remitted the December 8, 2017 participant contributions for three employees totaling $72 to the Trustee on March 21, 2018, which was later than required by Department of Labor (DOL) Regulation 2510.3‑102. In addition, participant accounts were credited with the amount of investment income that would have been earned had the participant contributions been remitted on a timely basis.
9. Voluntary Compliance Resolution Program

During 2017, the Company failed to remit certain employee deferrals to the Plan aggregating to $72. These deferrals are included in the Plan’s employer receivable at December 31, 2017. The late deposit and associated lost earnings were subsequently remitted to the Plan. The plan administrator is in process of filing an application for a compliance statement from the DOL under the voluntary compliance resolution program.

Supplemental Schedule
Libbey Inc. Retirement Savings Plan
EIN 34-1559357   Plan #001
Schedule H, Line 4(a) — Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2017

Participant Contributions Transferred Late to Plan		Total That Constitute Nonexempt Prohibited Transactions

Includes Late Participant Loan Repayments	Plan Year	Contributions Not Corrected	Contributions Corrected Outside VFCP	Corrections Pending Correction in VFCP		Total Fully Corrected Under VFCP and PTE 2002-51

No	2017	$—	$—	$72	*	$—

___________________________________

* Participant contributions were corrected subsequent to year end.

Supplemental Schedule
Libbey Inc. Retirement Savings Plan
EIN 34-1559357   Plan #001
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2017

Identity of Issuer, Borrower, Lessor or Similar Party and Description of Investment	Number of Shares/Units or Rate of Interest		Current Value

Registered investment companies:
Harbor*
International Fund	100,591	shares	$6,791,912
Capital Appreciation Fund	105,377	shares	7,190,944
Invesco Small Capital Growth Fund	114,749	shares	4,821,764
Dodge & Cox Stock Fund	71,810	shares	14,621,256
Cohen & Steers Realty Shares Fund	25,511	shares	1,104,890
Dimensional
DFA U.S. Small Cap Value	7,120	shares	269,994
DFA U.S. Small Cap	118,249	shares	4,249,853
DFA Emerging Markets Value	21,235	shares	662,945
JP Morgan
High Yield Fund	155,909	shares	1,155,285
SmartRetirement 2020 Fund	186,637	shares	3,699,154
SmartRetirement 2025 Fund	138,347	shares	2,711,594
SmartRetirement 2030 Fund	177,465	shares	3,810,176
SmartRetirement 2035 Fund	118,547	shares	2,478,828
SmartRetirement 2040 Fund	77,313	shares	1,750,371
SmartRetirement 2045 Fund	82,908	shares	1,783,341
SmartRetirement 2050 Fund	64,900	shares	1,395,347
SmartRetirement 2055 Fund	16,718	shares	400,236
SmartRetirement 2060 Fund	204	shares	3,679
SmartRetirement Income Fund	69,681	shares	1,299,554
100% U.S. Treasury Money Market Fund	2,399,647	units	2,399,647
American Funds Growth Fund of America	143,173	shares	7,085,620
Federated Total Return Bond	438,185	shares	4,776,219
Vanguard
Inflation-Protected Securities Fund	104,641	shares	2,678,816
Total Bond Market Index Fund	365,032	shares	3,924,099
FTSE All-World ex-US Index	59,965	shares	6,456,439
Institutional Index Fund	53,155	shares	12,941,035
Common collective trust:
JP Morgan Stable Asset Income Fund	15,380	shares	6,946,865
Common stock:
Libbey Inc.* common stock	470,309	shares	3,536,722
Total investments			110,946,585

Participant Loans*	Interest rates ranging from 4.25% to 5.25% with latest maturity date of June 27, 2026		1,483,533
Net Assets			$112,430,118
___________________________________
* Indicates a party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBBEY INC. RETIREMENT SAVINGS PLAN

Libbey Inc. Employee Benefits Committee Plan Administrator

Dated:	June 15, 2018	By:	/s/ Sarah J. Zibbel
Sarah J. Zibbel
Chairman Employee Benefits Committee

		By:	/s/ James C. Burmeister
James C. Burmeister
Vice President and Chief Financial Officer of Libbey Inc.